

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2015

Via E-mail
Alexander Starr
Chess Supersite Corporation
1131A Leslie Street, Suite 101
Toronto, Ontario M3C 3L8
Canada

>   **Re: Chess Supersite Corporation**
>   **Registration Statement on Form S-1**
>   **Response Letter Filed March 17, 2015**
>   **File No. 333-200845**

Dear Mr. Starr:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. We considered your response to our comment letter dated February 17, 2015. It continues to appear that you are a shell company. In this regard, we note that your Form 10-Q for the quarter ended September 30, 2014 states that "[s]ince inception the Company has been in the developmental stage" and "[i]n addition to a change in control of its management and shareholders, the Company's operations to date have been limited to issuing shares and filing a registration statement on Form 10 pursuant to the Securities Exchange Act of 1934 as amended to register its class of common stock." In addition, we note that you have limited assets and that you have not generated any revenues to date. Please revise your disclosure in the prospectus cover page, prospectus summary, and plan of distribution sections to identify yourself as a shell company, to identify the selling shareholders as underwriters, and to state that the sales must be made at a fixed price for the duration of the offering. Please also include risk factor disclosure that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Via E-mail
        Anthony A. Patel